UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 5)*

Under the Securities Exchange Act of 1934

North American Construction Group Ltd.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

656811106
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [X]  Rule 13d-1(b)

 [   ]  Rule 13d-1(c)

 [   ] Rule 13d-1(d)

(Page 1 of 6 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 656811106	13G/A	Page 2 of 5 Pages

1	Names of Reporting Persons
Polar Asset Management Partners Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
3,018,293 (including 1,399,115 Shares issuable upon the conversion of Debentures)
	6	Shared Voting Power

	7	Sole Dispositive Power
3,018,293 (including 1,399,115 Shares issuable upon the conversion of Debentures)
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
3,018,293 (including 1,399,115 Shares issuable upon the conversion of Debentures)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
11.12%
12	Type of Reporting Person (See Instructions)
IA

CUSIP No. 656811106	13G/A	Page 3 of 5 Pages

Item 1.

(a) Name of Issuer:

The name of the issuer is North American Construction Group Ltd. (the "Company").

(b) Address of Issuer's Principal Executive Offices:

The Company's principal executive offices are located at 27287-100 Avenue, Acheson, Alberta, T7X 6H8.

Item 2.

(a) Name of Person Filing:

This statement is filed by Polar Asset Management Partners Inc., a company incorporated under the laws of Ontario, Canada, which serves as investment advisor to Polar Multi-Strategy Master Fund, a Cayman islands exempted company ("PMSMF"), Polar Micro-Cap Fund, an Ontario open-ended investment trust ("PMCF"), Polar Micro-Cap Fund II L.P., an Ontario limited partnership ("PMCFII") and certain managed accounts (together with PMSMF, PMCF and PMCFII, the "Polar Vehicles"), with respect to the Shares (as defined below), and the Shares issuable upon conversion of the Debentures (as defined below), directly held by the Polar Vehicles.

The filing of this statement should not be construed as an admission that the Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares or the Debentures reported herein.

(b) Address of Principal Business Office or, if None, Residence:

The address of the business office of the Reporting Person is 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4, Canada.

(c) Citizenship:

The citizenship of the Reporting Person is Canada.

(d) Title and Class of Securities:

Common shares (the "Shares").

(e) CUSIP No.:

656811106

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

 (a) [   ] Broker or dealer registered under Section 15 of the Act;

 (b) [   ] Bank as defined in Section 3(a)(6) of the Act;

CUSIP No. 656811106	13G/A	Page 4 of 5 Pages

 (c) [   ] Insurance company as defined in Section 3(a)(19) of the Act;

 (d) [   ] Investment company registered under Section 8 of the Investment Company Act of 1940;

 (e) [   ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

 (f) [   ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

 (g) [   ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

 (h) [   ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

 (i) [   ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

 (j) [X] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

 (k) [   ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

 If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

 The Reporting Person is an investment fund manager, portfolio manager, exempt market dealer and commodity trading manager registered with the Ontario Securities Commission.

Item 4. Ownership

As at December 31, 2019, the Polar Vehicles held 3,018,293 Shares, comprised of (i) 1,399,115 Shares; (ii) 879,078 Shares, assuming the conversion by certain of the Polar Vehicles of $9,538,000 principal amount of the Company's 5.5% convertible unsecured subordinated debentures due on March 31, 2024 (the "5.5% Debentures") at a conversion rate of 92.1659 Shares per $1,000 principal amount of 5.5% Debentures (as described in the Company's Management's Discussion and Analysis for the three and nine months ended September 30, 2019 (the "MD&A"), included in the Report of Foreign Private Issuer on Form 6-K filed with the SEC on October 29, 2019; and (iii) 520,037 Shares, assuming the conversion by certain of the Polar Vehicles of $13,651,000 principal amount of the Company's 5.0% convertible unsecured subordinated debentures due March 31, 2026 (the "5.0% Debentures", and together with the 5.5% Debentures, the "Debentures") at a conversion rate of 38.0952 Shares per $1,000 principal amount of 5.0% Debentures (as described in the MD&A).

The percentages used herein are calculated based upon 25,741,845 Shares reported to be outstanding as of October 15, 2019 as disclosed in the MD&A, which is calculated as 27,053,170 Shares outstanding as of October 15, 2019 less the 1,725,467 Shares held in trust and classified as treasury shares on the Company's consolidated balance sheets.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [  ].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

CUSIP No. 656811106	13G/A	Page 5 of 5 Pages

 See Item 2. The Polar Vehicles have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of more than 5% of the Shares.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

 Not applicable.

Item 8. Identification and classification of members of the group.

 Not applicable.

Item 9. Notice of Dissolution of Group.

 Not applicable.

Item 10. Certifications.

 By signing below the Reporting Person certifies that, to the best of its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect and (ii) the foreign regulatory schemes applicable to investment fund managers and broker-dealers are substantially comparable to the regulatory schemes applicable to the functionally equivalent U.S. institutions. The Reporting Person also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2020

POLAR ASSET MANAGEMENT PARTNERS INC.

/s/ Greg Lemaich
Name:  Greg Lemaich
Title:  General Counsel